[Letterhead of Cabela's Incorporated]

March 18, 2013
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Thompson, Accounting Branch Chief
Mail Stop 3561

Re:	Cabela's Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 1-32227
Dear Ms. Thompson:

On behalf of Cabela's Incorporated (the “Company”), and in connection with the Company's Form 10-K for the fiscal year ended December 31, 2011, filed on February 23, 2012, I am writing in response to the comments set forth in your letter addressed to me, dated February 15, 2013 (the “Comment Letter”). The Staff's comments are repeated below in italics for the convenience of the Staff, with the Company's response to each comment set forth immediately following each comment.

Form 10-K for Fiscal Year Ended December 31, 2011

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We note that in order to facilitate the economic assistance transaction from state and local governments, you often agree to purchase the economic development bonds that are issued in these arrangements as part of negotiations with the governmental entity. Please explain the substance of such negotiations and tell us whether and how they influenced your accounting position to analogize to paragraph 32 of IAS 20. Also, tell us whether the receipt of grant money is conditioned upon your purchase of the economic development bonds. Please be detailed in your response.

The last economic development bond arrangement for a retail store or distribution center facility occurred in 2008. Since 2008, the Company has strategically shifted to more standardized retail store sizes with less square footage. With respect to the bonds that were

Securities and Exchange Commission
March 18, 2013

impaired in the fourth quarter of 2011, our Gonzales, Louisiana economic development bond arrangement was transacted in 2007, our Fort Worth, Texas economic development bond arrangement was transacted in 2006, and our Buda, Texas economic development bond arrangement was transacted in 2005. The Company's accounting policies on economic development bonds and the related cost reimbursement grants were established in connection with the Company's initial public offering in 2004. These policies have been consistently applied and disclosed since that point in time as the Company determined that there was not specific guidance contained in US GAAP related to the accounting for the grant income. The Company's accounting for impairments of economic development bonds was reviewed at all levels of the Company when the impairments occurred.

When the Company evaluated prospective store locations, the Company evaluated potential and available construction cost and land acquisition cost reimbursement grants that were being offered by state and local governments to entice the Company to locate stores in their geographic areas. Reimbursable costs under these cost reimbursement grants included infrastructure development costs that would occur on property not ultimately owned by the Company. It was in the Company's best interest to obtain commitments for as much cost reimbursement funding as possible to offset project costs and to maximize the Company's return on invested capital for its shareholders. The purchase of economic development bonds was the only form of grant funding available in these proposed tax increment financing (TIF) districts and, therefore, the Company was required to accept the grant funding and cost reimbursements in the form of economic development bonds to be paid and settled over an extended period of time as a condition under the grants.

The economic development bond and cost reimbursement grant negotiations involved the following key elements: 1) the projection, by representatives of the state and/or local governments, of the amount of incremental sales and/or property taxes to be collected that would be available in the TIF district from both the Company's facilities and other anticipated economic development, 2) the nature and extent of costs to be incurred that would be considered reimbursable in accordance with state and local laws, 3) the percentage of incremental tax collections to be paid to the Company, 4) the number of years the incremental tax collections would be paid to the Company, and 5) the interest rate to be paid on the economic development bonds. These factors, in totality, were considered by the state and/or local governments' underwriters in determining the amount of the cost reimbursement grants and the par value of the related economic development bonds.

During negotiations with the state and/or local government, the categories and types of costs relating to the TIF district development project that were to be reimbursed out of the TIF district tax collections, and that would fulfill the state and local government's obligations under the economic development bonds, was determined and agreed upon. As construction of the Company's facilities progressed, and in most cases infrastructure construction to support the TIF district funded by the Company, we documented and submitted evidence to the state and/or local governments of these qualifying costs to be ultimately reimbursed under the grant.

Securities and Exchange Commission
March 18, 2013

Once construction of the Company's facility, and related TIF district infrastructure construction when applicable, was completed and the facility opened for business, the TIF district economic development bond trustee approved the issuance of the bonds and payment of the related grant proceeds to reimburse the Company for its costs incurred. At that point in time, in most instances the same day and time of day and most often concurrently, that we wired funds to the TIF district economic development bond trustee sufficient to fund the “purchase” of the economic development bonds, we received the grant proceeds for reimbursement of the Company's incurred TIF district development costs. This exchange of cash was conducted on a gross basis meaning the Company forwarded cash for the economic development bonds and received cash as grant proceeds, and the accounting was not simply conducted through a notional entry. The TIF district economic development bond trustee subtracted any costs associated with issuance of the economic development bonds out of the economic development bond proceeds to the TIF district in transmitting the grant funding to the Company.

The acceptance of economic development bonds as the form of cost reimbursement grants created uncertainty with respect to the sales and/or property tax collections contained within the initially projected incremental sales and/or property tax collections. The collection of sales and/or property taxes is heavily influenced by factors outside of the Company or governmental entity's control, such as general economic conditions. The cost reimbursement funding takes the form of anticipated sales and/or property taxes to be collected during the term of the respective bonds and then paid to the Company as partial payments (settlements) under the economic development bond commitments by the state and/or local government. The payments under the cost reimbursement grants and economic development bonds are dependent on a variety of factors. Sales within the TIF district and the related sales taxes collected, property taxes collected based on assessed property values within the TIF district, and the speed of development within the TIF district directly affect the payments. Economic conditions impact each of these factors and pose estimation uncertainties to the Company's receipt of future payments under the economic development bonds. The Company has recognized the changes in these factors over time, impacting cash flow projections, as adjustments to both the deferred grant income and the fair value of the economic development bonds because of their interdependency.

As conditions to the issuance of the bonds, the Company agreed to the construction of the Company's physical facility, the opening of a fully stocked and staffed facility, and the ongoing operation of the facility for a period of time, often for the term of the related economic development bonds. When the Company purchased the economic development bonds, the Company did not provide guarantees for the payment of the bonds, was not obligated to fund any shortfall in the sales and/or property tax collections, and the constructed assets were not collateral under the bonds.

Securities and Exchange Commission
March 18, 2013

By way of example, the following discussion provides some of the specific details of the governmental economic assistance related to our Gonzales, Louisiana store, which is representative of these types of arrangements entered into by the Company in the past. The bond issuance for the Gonzales retail store was completed after the grand opening of the store in October 2007. The par value of the bonds was determined by the underwriter for the municipality to be approximately $42 million; however, note that the Company incurred project costs which exceeded the established par value of the bonds. The Company paid $42 million to the bond trustee to purchase the bonds and the Company received $42 million, less the related bond issuance costs, in grant funding. The amount of cash transacted was based on par value in order to satisfy the bond requirements and was not based upon the fair value of the bonds received, nor was it representative of the grant funding received (i.e., a cash inflow and outflow of essentially the same amounts). At receipt of the bonds, the Company estimated the fair value of such economic development bonds to be $29 million, using discounted cash flow projection estimates, and used this as the fair value of the economic development bonds recognized and the amount of the deferred grant income recognized as an offset to property, plant, and equipment in the Company's financial statements.

Our economic development bond and cost reimbursement grant transaction for our Buda, Texas store was similar to the Gonzales transaction in that the stated par value was $36 million and the estimated fair value was $23 million at inception, as was the transaction for our Fort Worth, Texas store with a stated par value of $37 million and an estimated fair value of $24 million at inception.

The differences between the par value and the estimated fair value of the economic development bonds at inception was principally representative of the risks associated with the ultimate development completion, timing of development completion, and collection of sales and/or property taxes under the estimated grants. Par values were determined by representatives of the state and/or local governments based on projections of development and collection of sales and/or property taxes in the TIF districts.

The Company determined that situations where the recorded deferred grant income will not be recovered are analogous to a grant that becomes repayable under paragraph 32 of IAS 20. Our use of paragraph 32 of IAS 20 as our basis for accounting for impairments of projected cash flows under the cost reimbursement grants and related economic development bonds is based on the fact that the ultimate amounts of the grants is dependent upon the ultimate amounts collected under the economic development bond payment commitments made by the state and/or local governments. An estimate of the amounts that will be collected is made at the time of the grant and recorded as deferred grant income.

Securities and Exchange Commission
March 18, 2013

An alternative accounting treatment for impairments related to economic development bonds could be to recognize the entire impairment loss through a current period charge to the income statement rather than as an adjustment to deferred grant income and a cumulative additional depreciation charge. The Company believes that the accounting model under paragraph 32 of IAS 20 is preferable in our fact pattern as it is more reflective of the economics of these transactions and results in the recording of grant funding consistent with the amounts that will actually be collected by the Company. Under the alternative model, a larger impairment loss would be recorded at the date of the impairment; however, the earnings of future periods would be higher by recognizing grant funding (by way of reduced depreciation expense) that was never collected.

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Please tell us why you view the ultimate proceeds you receive from the sale, repurchase, repayment or redemption of the bonds to be related to the amount ultimately recorded as grant income rather than view the grant received and the bond purchased as two independent transactions. In doing so, tell us whether you receive all grant money upfront or whether it is received as payments are made to you on the economic development bonds.

As noted above, in situations where we are required to purchase the economic development bonds, payments under the economic development bonds are inextricably the same as amounts received under the related cost reimbursement grants. They are one and the same stream of cash flows and, accordingly, are valued and projected in the same manner. The Company considered the alternative accounting treatment as stated in the last paragraph above to the previous request and the Company believes that the accounting model under paragraph 32 of IAS 20 is a more accurate reflection of the substance of the negotiated transaction in these circumstances.

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If the entire grant is provided to you upfront with no conditions, tell us whether any local governments have ever adjusted or revised grant amounts as a result of lower than expected bond payments to you. If adjustments are standard practice, please clarify how you account for them.

When we receive cost reimbursement grants and purchase the related economic development bonds, the risks associated with the future collections of sales and/or property taxes are transferred to the Company. Accordingly, there are no ensuing grant adjustments other than through the impairment of the economic development bonds for deficiencies in anticipated sales and/or property tax payments under the cost reimbursement grants.

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Please tell us if the face value of the bonds purchased equals the amount of governmental grants received or whether one is generally more or less than the other. In this regard, explain to us whether there is a face amount related to the bonds and tell us how you are repaid for the bonds.

Securities and Exchange Commission
March 18, 2013

As shown above, when economic development bonds associated with a cost reimbursement grant from a state or local government were purchased, the face value of the bonds purchased equaled the stated cost reimbursement grant value. However, in recording each of these, both the economic development bonds and the cost reimbursement grant are recorded in the same amount at their estimated fair values. The bond commitments are funded to the Company through the collection of sales and/or property taxes in the related TIF district and are not fixed payments under the economic development bonds. Payments are applied to reduce interest accruals first and then the recognized fair values of the economic development bonds.

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We noted that you elected to follow paragraph 27 of IAS 20 and classify deferred grant income as a contra-asset within fixed assets. Given this classification, please tell us what the deferred grant income amount classified within other long term liabilities in footnote 10 on page 87 represents.

The following are the three scenarios which result in the Company recognizing deferred grant funding as a liability in the Company's balance sheet.

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The Company purchased land for which grant funding was received, or received land as funding, associated with a development that is offered for sale and recognized in the financial statements as land held for sale or that was sold. The related deferred grant income is shown as a liability in the balance sheet.

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Grant funding received exceeded the Company's capitalized costs of property and equipment and infrastructure development costs related to the Company's facilities. This occurred when negotiations resulted in the reimbursement of non-capitalized costs or when grant proceeds exceeded costs, which was infrequent.

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The Company made guarantees on state and/or local municipality general revenue bonds that the Company did not purchase as a condition of cash grants funded to the Company. This occurred when the state and/or local municipality had a market for these general revenue bonds outside of Cabela's purchasing them. The fair value of the guarantee is recognized as a liability in the balance sheet. The Company does not make guarantees of payments associated with economic development bonds owned by the Company.

Securities and Exchange Commission
March 18, 2013

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (308) 255-1888 if you have any questions about the Company's responses.
Sincerely,

/s/ Ralph W. Castner

Ralph W. Castner
Executive Vice President and Chief Financial Officer